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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of November, 2004


                                   TEFRON LTD.
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                 (Translation of registrant's name into English)

        PARK AZURIM, DERECH EIM HAMOSHAVOT 94, PETACH TIKVA 49527 ISRAEL
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F ___X___ Form 40-F _______


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes _______ No ___X___


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   -----

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Attached hereto and incorporated by reference herein are the following:

        (i) A press release, dated November 11, 2004, announcing third quarter financial results;

        (ii) Management's discussion and analysis of financial condition and results of operations for the fiscal quarter ended Sept. 30, 2004, with respect to the financial statements of Tefron; and

        (iii) A press release, dated November 18, 2004, announcing a new sports innovation division.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          TEFRON LTD.

                                          (Registrant)


                                          By:  /s/ Gil Rozen
                                             ----------------------------------
                                             Name: Gil Rozen
                                             Title: Chief Financial Officer


                                          By:  /s/ Hanoch Zlotnik
                                             ----------------------------------
                                             Name: Hanoch Zlotnik
                                             Title: Finance Manager


Date: December 2, 2004


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